SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
GENERAL COMPANY OF GEOPHYSICS
(Translation of Registrant’s Name Into English)
1, rue Leon Migaux,
91341 Massy
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑   Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

EXPLANATORY NOTE
      We have submitted this report on Form 6-K in order to furnish certain information with respect to our acquisition of Exploration Resources ASA (“Exploration Resources”) and certain other matters. This report contains (1) unaudited condensed consolidated pro forma financial information, (2) considerations relating to our acquisition of Exploration Resources and (3) considerations relating to our U.S.$85 million 7.75% subordinated convertible bonds due 2012 (our “convertible bonds”).
1.                UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
      The following unaudited condensed pro forma consolidated financial information prepared in accordance with IFRS is being provided to give you a better understanding of what our results of operations and financial position might have looked like had the acquisition of Exploration Resources, our $375 million bridge credit facility, entered into on September 1, 2005 to finance the acquisition, and our capital increase occurred on an earlier date. The unaudited condensed pro forma financial information is based on the estimates and assumptions set forth in the notes to such information. The unaudited condensed pro forma consolidated financial information is being furnished solely for illustrative purposes and, therefore, is not necessarily indicative of our combined results of operations or financial position that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of our results of operations or financial position that may, or may be expected to, occur in the future. No account has been taken within the unaudited condensed pro forma consolidated financial information of any synergy or efficiency that may, or may be expected to, occur. Our auditors have reviewed the unaudited condensed pro forma consolidated financial information in accordance with French professional standards. The unaudited condensed pro forma consolidated financial information has not been prepared in accordance with Article 11 of Regulation S-X of the Commission.
      The following unaudited pro forma consolidated financial information gives pro forma effect to our acquisition of Exploration Resources, our bridge financing for the acquisition and our capital increase, after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma consolidated financial information. The unaudited condensed pro forma consolidated income statements for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and the unaudited condensed pro forma consolidated balance sheet at December 31, 2004 give effect to those transactions as if they had occurred on January 1, 2004. The results of Exploration Resources from September 1, 2005 are included in our consolidated financial statements as of and for the nine months ended September 30, 2005 contained in our report on Form 6-K submitted to the Commission on November 10, 2005.
      Our unaudited condensed pro forma consolidated financial information is based on the historical consolidated financial statements of CGG and on the consolidated financial statements of Exploration Resources (pro forma consolidated financial statements, in the case of the year ended December 31, 2004). Exploration Resources was a part of Rieber Shipping ASA until Exploration Resources’s initial public offering on the Oslo Stock Exchange in February 2005, and Rieber Shipping did not prepare separate financial statements for Exploration Resources’s business prior to that time. As a result, the pro forma financial statements of Exploration Resources for the year ended December 31, 2004 used to prepare the unaudited condensed pro forma consolidated financial information herein have been derived from the consolidated financial statements of Rieber Shipping. Although we did not own the business comprising the operations of Exploration Resources, and Exploration Resources did not operate as a stand-alone business prior to February 2005, the pro forma financial statements of Exploration Resources used to prepare the unaudited condensed pro forma consolidated financial information contained in this offering circular were intended to represent the historical assets, liabilities, revenues and expenses of the business of Exploration Resources. However, the pro forma financial statements of Exploration Resources used to prepare the unaudited condensed pro forma consolidated financial information herein are not necessarily indicative of what Exploration Resources’

financial condition and results of operations would have been if Exploration Resources had been a separate, stand-alone entity during the periods presented.
      The historical financial statements of CGG and Exploration Resources were prepared in accordance with French GAAP and Norwegian GAAP, respectively, for the year ended December 31, 2004, and both were prepared in accordance with IFRS for subsequent periods. Norwegian GAAP, French GAAP and IFRS differ in some respects from one another. Our historical consolidated financial statements and the pro forma financial statements of Exploration Resources for 2004 have been adjusted to IFRS for the year ended December 31, 2004 in order to prepare the unaudited condensed pro forma consolidated financial information, as further explained in the accompanying notes. Our IFRS financial statements give effect to the IASB interpretation relating to our convertible bonds described in our report on Form 6-K submitted to the Commission on October 18, 2005.
      This unaudited condensed pro forma consolidated financial information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes.

Exploration Resources Acquisition
      For a description of our acquisition of Exploration Resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Disposals” in our report on Form 6-K submitted to the Commission on November 10, 2005.
Cost of the acquisition and allotment
      The total cost of the acquisition was €301.7 million, including €8.0 million related to acquisition fees and €13.4 million related to the purchases of Exploration Resources shares on October 17, 2005 that we had committed to before September 30, 2005. The reassessment of Exploration Resources’ net assets led us primarily to increase the value of the vessels (by €125 million at September 1, 2005) and to recognize the corresponding deferred tax liabilities. The value of the vessels has been assessed in accordance with a method that integrates several factors, with an emphasis on the discounted cash flow value that will be generated by such vessels.
      Based on the facts above, the allotment of the cost of the acquisition is presented as follows (in millions of euros):

Acquired net assets:	€48.8
Realized Allotment:
Depreciation of multi-client surveys after deferred tax impact	€(1.4)
Reassessment of the value of vessels	€125.0
Deferred tax liabilities	€(41.8)
Goodwill	€171.1
Cost of the acquisition	€301.7
      We are entitled to a 12-month period to complete the allotment of the cost of the acquisition.
Pro forma financial data
      These financial data are presented for comparative purposes as if the above-mentioned transaction had occurred on January 1, 2004 for the pro forma statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 and the pro forma balance sheets as at December 31, 2004.
      The financial data presented in the tables below take into account the expected impact of our capital increase on our pro forma statements of operations (decrease of financial expenses) and on our balance sheet (structure of our debt).
      These pro forma financial data are presented for illustrative purposes only. They present a hypothetical situation and, consequently, do not portray either our true financial position or our actual results. They are not indicative of the financial situation that would have existed had the above-mentioned transactions actually occurred on the dates chosen in connection with the drafting of our pro forma financial information or our future results.
      We note that our consolidated balance sheet at September 30, 2005 takes into account our consolidation of Exploration Resources beginning September 1, 2005.

Unaudited pro forma statement of operations for the year ended December 31, 2004

	Historical financial data
	(unadjusted)		Pro forma adjustments

			Adjustments relating
		Exploration	to the reassessment
		Resources	of the true value			Pro forma financial
		Group	of acquired assets	Other		data (after
	CGG Group	Pro forma	and liabilities	adjustments		adjustments)

	(amounts in millions of euros)
Operating revenues	692.7	82.8		(4.3	)(a)	771.2
Other income from ordinary activities	0.4					0.4

Total income from ordinary activities	693.1	82.8		(4.3)		771.6
Cost of operations	(556.7)	(74.0)	(13.2)	2.5	(a)(e)	(641.4)

Gross profit	136.4	8.8	(13.2)	(1.8)		130.2
Research and development expenses, net	(28.8)	—				(28.8)
Selling, general and administrative expenses	(78.6)	(3.2)				(81.8)
Other revenues (expenses), net	19.3	1.9				21.2

Operating income	48.3	7.5	(13.2)	(1.8)		40.8
Expenses related to financial debt	(30.0)	(1.0)		(12.8	) (b)	(43.8)
Income provided by cash and cash equivalents	2.2	0.2				2.4

Cost of financial debt, net	(27.8)	(0.8)		(12.8)		(41.3)
Variance on derivative on convertible bonds	(23.5)					(23.5)
Other financial income (loss)	0.8	0.5				1.3

Income (loss) from consolidated companies before income taxes	(2.2)	7.2	(13.2)	(14.6)		(22.7)
Income taxes	(11.1)	—	3.7	2.2	(d)	(5.4)

Net income (loss) from consolidated companies	(13.3)	7.2	(9.5)	(12.3)		(27.9)
Equity in income of affiliates	10.3					10.3

Net income	(3.0)	7.2	(9.5)	(12.3)		(17.6)
Attributable to:
Shareholders	(4.0)	7.4	(9.5)	(12.5)		(18.6)
Minority interests	1.0	(0.2)		0.2		1.0
Weighted average number of shares outstanding	11,681,406					11,681,406
Dilutive potential shares from stock options	137,197					137,197
Dilutive potential shares from convertible bonds	233,333					233,333
Adjusted weighted average shares and assumed option exercises	12,051,936					12,051,936
Earnings per share
– Basic	(0.26)					(1.51)
– Diluted	(0.26)					(1.51)

See notes below

Unaudited pro forma balance sheet as at December 31, 2004

	Historical financial data
	(unadjusted)		Pro forma adjustments

			Adjustments relating
		Exploration	to the reassessment
		Resources	of the true value of			Pro forma
		Group	acquired assets and	Other		financial data
	CGG Group	Pro forma	liabilities	adjustments		(after adjustments)

	(amounts in millions of euros)
ASSETS
Cash and cash equivalents	130.6	4.7				135.3
Trade accounts and notes receivables, net	204.8	15.1				219.9
Inventories and work-in-progress, net	81.4	0.7				82.1
Income tax assets	4.0	—				4.0
Other current assets, net	48.7	6.6				55.3

Total current assets	469.5	27.1	—	—		496.6
Deferred tax assets	31.5	—	0.3	0.4	(d)	32.2
Investments and other financial assets, net	12.5	—				12.5
Investments in companies under equity method	30.8	—				30.8
Property, plant and equipment, net	204.1	24.9	131.4	(1.3	)(a)	359.1
Goodwill and intangible assets, net	225.2	1.2	152.1	—		378.5

Total non-current assets	504.1	26.1	283.8	(0.9)		813.1

TOTAL ASSETS	973.6	53.2	283.8	(0.9)		1,309.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	296.0	19.3	—	—		315.3
Deferred tax liabilities	26.7	0.9	33.7			61.3
Provisions — non-current portion	16.0	0.1				16.1
Financial debt	176.5	16.8	33.0	119.3	(b)	345.6
Derivative on convertible bonds	33.9	—	—			33.9
Other non-current liabilities	19.8	—	—			19.8

Total non-current liabilities	272.9	17.8	66.7	119.3		476.7
Shareholders’ equity	395.6	15.1	217.1	(119.2)		508.6
Minority interests	9.1	1.0		(1.0)		9.1

Total shareholders’ equity and minority interests	404.7	16.1	217.1	(120.2)		517.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	973.6	53.2	283.8	(0.9)		1,309.7

See notes below

Unaudited pro forma statement of operations for the nine months ended September 30, 2005

	Historical financial data
	(not adjusted)		Pro forma adjustments

			Adjustments relating
			to the reassessment
		Exploration	of the true value of			Pro forma financial
		Resources	acquired assets and	Other		data (after
	CGG Group	Group	liabilities	adjustments		adjustments)

	(amounts in millions of euros)
Operating revenues	600.4	78.6		(9.9	) (a)(c)	669.1
Other income from ordinary activities	1.2					1.2

Total income from ordinary activities	601.6	78.6		(9.9)		670.3
Cost of operations	(468.6)	(67.4)	(9.4)	7.1	(a)(c)(e)	(538.3)

Gross profit	133.0	11.2	(9.4)	(2.8)		132.0
Research and development expenses, net	(23.6)	—				(23.6)
Selling, general and administrative expenses	(64.2)	(6.3)		0.5	(c)	(70.0)
Other revenues (expenses), net	(2.7)	—		—		(2.7)

Operating income	42.5	4.9	(9.4)	(2.3)		35.7
Expenses related to financial debt	(29.4)	(1.1)		(10.3	) (b)(c)	(40.8)
Income provided by cash and cash equivalents	2.7	0.2				2.9

Cost of financial debt, net	(26.7)	(0.9)		(10.3)		(37.9)
Variance on derivative on convertible bonds	(38.0)	—				(38.0)
Other financial income (loss)	1.3	(1.2)		1.1		1.2

Income (loss) from consolidated companies before income taxes	(20.9)	2.8	(9.4)	(11.5)		(39.0)
Income taxes	(18.2)	0.4	2.6	0.9	(c)(d)	(14.3)

Net income (loss) from consolidated companies	(39.1)	3.2	(6.8)	(10.6)		(53.3)

Equity in income of affiliates	9.6					9.6

Net income	(29.5)	3.2	(6.8)	(10.6)		(43.7)

Attributable to:
Shareholders	(30.1)	3.8	(7.5)	(10.5)		(44.3)
Minority interests	0.6	(0.6)	0.7	(0.1)		0.6
Weighted average number of shares outstanding	11,765,118					11,765,118
Dilutive potential shares from stock options	289,317					289,317
Dilutive potential shares from convertible bonds	1,400,000					1,400,000
Adjusted weighted average shares and assumed option exercises	13,454,435					13,454,435
Earnings per share
— Basic	(2.51)					(3.71)
— Diluted	(2.51)					(3.71)

Notes to the pro forma financial data
      The following information has been taken into account in the process of preparing the pro forma statements of operations for the year ended December 31, 2004 and for the nine-month interim period ended September 30, 2005, as well as the pro forma balance sheet as of December 31, 2004.
Financial statements used to prepare the pro forma financial data
      The pro forma balance sheet as of December 31, 2004 has been prepared using our restated IFRS balance sheet at December 31, 2004 included in our report on Form 6-K submitted to the Commission on November 15, 2005 and the pro forma IFRS balance sheet of Exploration Resources at the same date converted at the balance sheet date exchange rate of NOK 8.2365 per euro. The principal adjustments to shareholders’ equity in Exploration Resources’ pro forma financial statements prepared in accordance with Norwegian GAAP and its pro forma financial statements prepared in accordance with IFRS are the following:

—	the application of the component approach pursuant to IAS 16 with a positive impact of NOK 5.3 million (€0.6 million);

—	the use of the U.S. dollar as the functional currency pursuant to IAS 21 with a negative impact of NOK 52.2 million (€6.3 million);

—	the valuation of financial instruments at their actual value pursuant to IAS 39, with a negative impact of NOK 3.4 million (€0.4 million);

—	the adjustment of dividends declared by the board of directors after the closing balance sheet date with a positive impact of NOK 8.7 million (€1.1 million); and

—	the cancellation of deferred tax on tonnage rates pursuant of IAS 12 with a positive impact of NOK 3.4 million (€0.4 million).
      The pro forma income statement for the year 2004 has been prepared using our restated IFRS income statement for the year 2004 included in our report on Form 6-K submitted to the Commission on November 15, 2005 and the pro forma IFRS income statement of Exploration Resources for the same period converted at an average exchange rate of NOK 8.3819 per euro.
      The pro forma income statement for the nine months ended September 30, 2005 has been prepared using our IFRS income statement for the nine months ended September 30, 2005 and the IFRS income statement of Exploration Resources for the same period converted at an average exchange rate of NOK 7.866 per euro. Exploration Resources’ operations for the month of September 2005 have been eliminated as Exploration Resources has been consolidated in our consolidated income statement from September 1, 2005.
      The assets and liabilities of Exploration Resources at December 31, 2004 have been determined based on the assets and liabilities of legal entities, i.e., Exploration Resources and Rieber Shipping ASA, following the creation of Exploration Resources. The pro forma income statement of Exploration Resources reflects the business of operating units comprising the business transferred from Rieber Shipping ASA to Exploration Resources as if the transfer had taken place on January 1, 2004.
      The pro forma financial data have been restated according to IFRS and according to the accounting principles applied in our transition to IFRS as described in our report on Form 6-K submitted to the Commission on November 15, 2005.
      The pro forma financial statements were prepared pursuant to IFRS.
      We have not taken into account any impact relating to synergies in preparing these pro forma financial statements.
Pro forma adjustments
      Pro forma adjustments relating to the reassessment of the true value of the acquired assets and liabilities result from the recognition of the depreciation of tangible assets due to the allotment of the cost of the acquisition, taking into account the initial date of commissioning of the vessels. Certain of the Exploration Resources vessels, such as the C-Orion and Geo Challenger, only began operation in 2005 and therefore have not generated revenues for the period covered by the pro forma data. In addition, the capital lease assets and capital lease debts of the Geo Challenger vessel, whose lease was signed in August 2005, were recognized for €33 million in the adjustments to record acquired assets and liabilities at actual value in the pro forma balance sheet at December 31, 2004.
      Additional pro forma adjustments are as follows:

a)	Elimination of material inter-company transactions;

b)	Recognition of the financial costs relating to interest due under the bridge credit facility entered into to finance the acquisition of Exploration Resources. Such financial costs have been computed based on the assumption of an interest rate of 7% per annum for 2004 and 8% per annum for 2005;

c)	Elimination of Exploration Resources’ operations for the month of September 2005, given our consolidation of Exploration Resources from September 1, 2005; and

d)	Recognition of the impact of deferred tax liabilities on the above-mentioned adjustments.

e)	Conforming of the multi-client survey amortization method with our own.
Impact of the new share capital structure and of the financing on pro forma financial data
      To finance the acquisition of Exploration Resources, on September 1, 2005 we entered into a single currency U.S.$375 million term credit facility with a maturity date of September 1, 2006 and with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. At November 15, 2005, the facility was fully drawn.
      For the purpose of presenting pro forma financial data, it has been assumed that our share capital increase took place at the same time as the Exploration Resources acquisition and consisted of 3.7 million new shares at a subscription price of €51, raising €190.6 million, less expected issuance fees and expenses of €9 million. The net proceeds of the share capital increase of €181.6 million would permit us to reimburse, at the November 14, 2005 exchange rate of U.S.$1.17 per euro, U.S.$212.5 million under our bridge credit facility. The interest rate of the bridge credit facility is a variable rate of 7% for 2004 and 8% for 2005 from which we calculated supplemental financial expenses (including amortization of issuance fees and expenses) based on a 12-month period in 2004 (estimated at €12.8 million) and an eight-month period in 2005 (estimated at €9.6 million). The financial expenses related to interest accrued in September 2005 have already been included in our results for the nine months ended September 30, 2005.
2.                CONSIDERATIONS RELATED TO THE EXPLORATION RESOURCES ACQUISITION
Our acquisition of Exploration Resources exposes us to additional risks and requires additional investments.
      We believe that the acquisition of Exploration Resources provides us with significant opportunities but also presents a number of risks. Our integration of Exploration Resources is a challenging process that will require significant management time and effort. The acquisition of Exploration Resources will also increase our exposure to risks relating to the offshore seismic data acquisition market, both in exclusive surveys and in multi-client surveys. We plan to make significant investments in connection with the modernization of certain of Exploration Resources’ vessels, and there can be no assurance as to the future financial returns on these investments. We also plan to invest in the development of high resolution seabed seismic acquisition technologies belonging to Multiwave, a subsidiary of Exploration Resources. These technologies are relatively recent, and the market for the providers of such services is not yet mature. The effectiveness and profitability of these technologies remain to be determined. In addition, to finance the acquisition of Exploration Resources, we entered into a U.S.$375 million bridge credit facility, which is fully drawn. This bridge credit facility bears a variable interest rate, which will increase if we are unable to refinance it in the coming months.

The financial information relating to Exploration Resources used to prepare the unaudited condensed pro forma consolidated financial information of CGG presented herein has not been audited or reviewed by independent auditors, and such information may not be indicative of trends relating to results of Exploration Resources as part of our group.
      The results of Exploration Resources from September 1, 2005 are included in our financial statements as of and for the nine months ended September 30, 2005. This document contains unaudited condensed pro forma consolidated financial information, which is provided to give you a better understanding as to what our results of operations and financial position would have looked like had the acquisition of Exploration Resources occurred at an earlier date. However, until February 2005, Exploration Resources was part of the Rieber Shipping Group. As a result, Exploration Resources did not prepare consolidated financial statements for any period prior to January 1, 2005. The financial information used to prepare the unaudited CGG pro forma financial information presented herein with respect to Exploration Resources as of and for the year ended December 31, 2004 is pro forma information that presents the results of operations and financial condition of Exploration Resources as if it had operated separately from Rieber Shipping in 2004. Such pro forma financial information has been restated to IFRS, the accounting principles currently used by our company, based on pro forma financial information initially prepared by Exploration Resources under Norwegian accounting principles at the time of its listing on the Oslo Stock Exchange in February 2005. While the pro forma financial information prepared under Norwegian accounting principles was reviewed by the independent auditors of Exploration Resources, the restated IFRS pro forma financial information was not reviewed by independent auditors. In addition, the historical consolidated income statement and balance sheet data for Exploration Resources as of and for the nine months ended September 30, 2005 used to prepare the unaudited CGG pro forma financial information presented herein was not reviewed by independent auditors.
      In addition, the past results of operations of Exploration Resources are not necessarily indicative of trends relating to future operations of Exploration Resources as part of our group. We intend to make significant investments in upgrading the Exploration Resources fleet, to terminate a strategic alliance of Exploration Resources and to manage the Exploration Resources fleet on an integrated basis with our own fleet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Disposals — Business” and “— Strategy” in our report on Form 6-K submitted to the Commission on November 10, 2005. As a result, you should not place undue reliance on the historical or pro forma results of operations of Exploration Resources used to prepare our unaudited condensed consolidated pro forma financial information presented herein.
3.                CONSIDERATIONS RELATED TO THE CONVERTIBLE BONDS
The conversion of our convertible bonds into shares may increase the volatility of our share price.
      An extraordinary general meeting of shareholders was held on November 16, 2005 and voted to grant to holders of our convertible bonds a right to a cash payment upon immediate conversion of their bonds into shares. This right is exercisable during a period of two calendar days, November 17, 2005 to November 18, 2005. There may be increased purchases or sales of our securities during this conversion period, and these transactions may temporarily increase the volatility of our share price.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Date : November 18, 2005	By:	/s/ Stephane-Paul Frydman
Group Controller, Treasurer
and Deputy Chief Financial Officer